CHINDEX INTERNATIONAL, INC.
4340 East West Highway, Suite 1100
Bethesda, Maryland 20814

September 29, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Chindex International, Inc.
Amendment No. 1 to
Form S-3 (File No. 333-150880)
Filed September 15, 2008

Ladies and Gentlemen:

On behalf of Chindex International, Inc. (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, request is hereby made that the effectiveness of both of the above-captioned Registration Statements be accelerated to 4:30 p.m. on September 30, 2008 or as soon thereafter as practical.

The Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINDEX INTERNATIONAL, INC.

By:	/s/Lawrence Pemble
Name: Lawrence Pemble
Title: Executive Vice President